

Hesam Jafari · 2nd

Founder of Boonoob👌: The Social Web for Social Good |
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San Francisco, California · 500+ connections · **Contact info**

Boonoob

University of San Fra

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WE ARE SUPER EXCITED AND PROUD TO
ANNOUNCE THAT Boonoob HAS BEEN...

51 · 23 Comments



We are pressing hard on our vision: To bring
#happiness to the citizen of the world....

46 · 10 Comments

Be a
...

Activity

5,422 followers

 👌 JOIN THE MOVEMENT Boonoob!

Thank vou Kishan Trivedi for comment

Hesam replied to a comment

 From local to global! 🌍🌎🌏❤️

Servicina evervone from vound

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3 Reactions • 2 Comments

 "Comfort Zone" I used to have a Comfort

Zone Where I knew I couldn't fail; The...

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9 Reactions • 1 Comment

 Failure is the sure path to succ

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Experience



Founder and CEO

Boonoob · Full-time

Feb 2016 – Present · 4 yrs 9 mos

San Francisco Bay Area

Fabulous Technologies Inc mission is to create tools and technologies to spread happiness. :-)

Introducing Boonoob.com, a social networking platform with the mission of bringing joy to people.

In 2016, Boonoob started off as a Private Social Media Network in University of New Hampshire.

...see mor

 **Fabulous Technologies Inc- Creating Tools an...**

Business Research Assistant

University of San Francisco · Part-time

Apr 2019 – Jun 2020 · 1 yr 3 mos

San Francisco Bay Area

• Successfully moved two research papers forward to the finish line by prioritizing, juggling tasks and communicating clearly and regularly with the stakeholders.
• Accomplished objectives by obtaining necessary data from authentic sources, analyzing those data using appropriate techniques and software, identifying trends by thinkinc ...see mor



Engineer

Continental

Dec 2015 – Jun 2016 · 7 mos

Somersworth, New Hampshire

• Utilized creative ideas to reduce cycle times estimated to save $1 million/year for the company.
• Increased production line up-time and reduced scrap of assembly lines by detectii ...see mor

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University of New Hampshire
3 yrs 6 mos

Graduate Research Assistant
Jan 2013 – Dec 2015 · 3 yrs
Durham, New Hampshire

Research: "Investigation on epoxy resin yielding under pure hydrostatic stresses and a novel method to reduce microcracking"

• Invented a novel manufacturing method to strengthen 3D woven carbon fiber com ...see mor

Graduate Teaching Assistant
Jan 2013 – Dec 2014 · 2 yrs
Durham, New Hampshire

• Achieved collaborative goals with teachers and assistants by managing labs, and assisting students with data acquisition and analysis. Labs included micro- and macro- hardness tests, molding and casting, metallic alloys, sample preparations, light microscopy, SEM, X-ray, and more.   ...see mor

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Software Engineer
Iran Khodro
Jul 2010 – Oct 2010 · 4 mos
Tehran, Iran

• Designed and programmed a talking dictionary able to translate from English to Persian and vice versa, and capable to capture words and sentences from other windows for Windows platform.
• Extracted and built a database.   ...see mor

Show 2 more experiences ⌄

Education



University of San Francisco
Master of Business Administration - MBA, Business Administration and Management, General, 3.5
2018 – 2020



University of New Hampshire
Master's Degree, Mechanical Engineering, 3.5
2012 – 2014

Iran University of Science and Technology
Master's Degree, Materials Science - Ceramics, 15
2010 – 2012

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Licenses & certifications

Delegating Tasks to Your Team

Lynda.com
Issued Jun 2016 · No Expiration Date
Credential ID 7E769A

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Hiring Your Team

Lynda.com
Issued Jun 2016 · No Expiration Date
Credential ID A0744F

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Leading Productive Meetings

Lynda.com
Issued Jun 2016 · No Expiration Date
Credential ID 982D1F

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